LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR

BrewRiver Deerfield LLC
_____

A MULTIPLE MEMBER MANAGED LIMITED LIABILITY COMPANY

ARTICLE I

Company Formation

1.1 **FORMATION**. The Members have formed a Limited Liability Company ("Company") according to the provisions of state law in the state in which it was formed. This operating agreement is entered into and becomes effective as of its adoption by the Members.

1.2 **REGISTERED OFFICE AND AGENT**. The location and name of the registered agent will be as stated in the Company's formation documents.

1.3 **TERM**. The Company will continue perpetually, unless:

(a) Members whose capital interest exceeds 50 percent vote for dissolution; or

(b) An event occurs which causes the Company's business to become unlawful; or

(c) Any other event occurs, causing the Company's dissolution under applicable state laws.

1.4 **CONTINUANCE OF COMPANY**. In the event of an occurrence described in ARTICLE 1.3(c), if there are at least one remaining Member(s), the remaining Member(s) have the right to continue the business of the Company.

1.5 **BUSINESS PURPOSE**. The Company may conduct any and all lawful business appropriate in carrying out the Company's objectives.

1.6 **PRINCIPAL PLACE OF BUSINESS**. The Company's principal place of business will be as stated in the Company's formation documents or as selected by the Members.

1.7 **THE MEMBERS**. Members are the owners of the Company. The names and residential addresses of each member are listed in the Certification of Members section of this agreement.

1.8 **ADMISSION OF ADDITIONAL MEMBERS**. Additional Members may be admitted to the Company through issuance of a new interest in the Company with the unanimous written consent of the Members.

ARTICLE II

Capital Contributions

2.1 **INITIAL CONTRIBUTIONS**. The Members will contribute the Company's initial capital and the Company will record the amount each contributed.

2.2 **ADDITIONAL CONTRIBUTIONS**. Except as provided in ARTICLE 6.2, no Member is obligated to make any additional contribution to the Company's capital.

ARTICLE III

Profits, Losses and Distributions

3.1 **PROFITS/LOSSES**. For financial accounting and tax purposes the Company's net profits or net losses will be determined on an annual basis. Profits and losses will be allocated to the Members in proportion to each Member's relative capital interest in the Company, and as amended in accordance with Treasury Regulation 1.704-1.

3.2 **DISTRIBUTIONS**. The Members may determine and distribute available funds annually or at more frequent intervals. "Available funds" means the Company's net cash after appropriate provision for expenses and liabilities, as determined by the Members. Distributions in liquidation of the Company or in liquidation of a Member's interest must be made in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member has a negative capital account balance, there will be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

ARTICLE IV

Management

4.1 **MANAGEMENT OF THE BUSINESS**. The management of the Company's business is vested in the Members. The Members will appoint one Chief Executive Member. The Chief Executive Member is the Member has primary responsibility for the operations of the business.

4.2 **MEMBERS**. The liability of the Members is limited pursuant to applicable state law. Members may take part in the control, management, direction, or operation of the Company's affairs and have the power to bind the Company. Legally binding agreements must be signed by all Members unless the Members grant one specific Member authority to sign the binding agreement.

(a) Any decision that involves a sale of the business, a loan, or the acquisition of another company, must have the unanimous consent of all Members.

(b) The Chief Executive Member is responsible for daily decision making and management of the Company, but any Member may make decisions in performing his or her duties.

(c) If a Member disagrees with the Chief Executive Member's decision or proposed decision, the Member may call a vote to decide the course of action. A simple majority vote is necessary to take an action on behalf of the Company. The votes must be recorded in writing.

4.3 **POWERS OF MEMBERS**. The Members are authorized on the Company's behalf to make all decisions in accordance with ARTICLE 4.2 as to (a) the sale, development, lease or other disposition of the Company's assets; (b) the purchase or acquisition of other assets; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the Company's business. In the exercise of their management powers, the Members are authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise   agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company's affairs.

4.4   **DUTIES OF MEMBERS.** Each Member must have a duty as set forth in ATTACHMENT 1 to this agreement.

(a) If a Member fails at his or her duties for a period of 120 consecutive days, the Member will lose his or her Membership interest. The start date of the failure must be documented.

(b) If a Member fails to do his or her duties for one hundred twenty (120) days out of any two hundred thirty nine (239) day period, the Member will lose their Membership interest in accordance with this article. The dates of failure in question must be documented.

(c) If a Member disputes the completion of another Member's duties and is attempting to take over that Members interest, he or she must do so in writing by certified delivery to the Members residential address as listed in ATTACHMENT 2. If certified delivery is not available, hand delivery by a third party is acceptable.

(d) If a Member receives a compliant as described above, the Member must fulfill his or her established duties within fourteen (14) days.

(e) If there is dispute as to what any Member's duties are or if those duties are being fulfilled; and the Members have gone through the dispute process outlined in section (a) through (d) of this article, the Members agree to enter into binding mediation or arbitration to decide if the Member's duties are being performed in compliance with the agreed duties as outlined in ATTACHMENT 1 of this Agreement. If the Members fail to reach an agreement through arbitration or mediation, the Members in dispute agree to file a complaint in the appropriate Court to procure a decision as to the fulfillment of Members' duties. Upon a decision by the Court that a Member has failed to meet his or her duties, the Member will lose and assign his or her Membership interest to the other remaining Member(s). The assignment of the non-compliant Member's membership interest will establish a debt owed by the Company in accordance with ARTICLE 7.

(f) The value of the non-compliant Member's interest being transferred and assigned to the remaining Member(s) must be determined before the transfer can be completed. During the course of the transfer, the non-compliant Member will maintain complete powers of membership in the Company.

(g) In the event of a dispute of Member's duties, Members may negotiate an exchange of Membership interests for a lesser amount of Member duties.

4.5 **DISPUTES OF MEMBERS.** Disputes among Members will be decided by a majority vote. A Member has votes according to that Member's percent of ownership interest. (Example: 11% ownership equals 11 votes.) A majority vote is necessary for an action to take place.

4.6 **CHIEF EXECUTIVE MEMBER**. The Chief Executive Member has primary responsibility for managing the operations of the Company and carrying out the decisions of the Members.

4.7 **NOMINEE**. Title to the Company's assets will be held in the Company's name or in the name of any nominee designated by the Members. The Members have power to enter into a nominee agreement with any person, and that agreement may contain provisions indemnifying the nominee, except for his or her willful misconduct.

4.8 **COMPANY INFORMATION**. The Chief Executive Member must supply information regarding the Company or its activities to any requesting Member. Each Member or the Member's authorized representative may access, inspect, and copy all books, records and materials in the Chief Executive Member's possession regarding the Company or its activities. The requesting Member is responsible for any expenses incurred in accessing, inspecting, or copying Company information.

4.9 **EXCULPATION**. Any act or omission by the Members which causes or results in loss or damage to the Company or the Members, if done in good faith to promote the best interests of the Company, does not subject the Members to any liability to the other Member(s) or the Company.

4.10 **INDEMNIFICATION**. The Company will indemnify any person who was or is a party defendant or is threatened to be made a party defendant, in a pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company, and had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, does not in itself create a presumption that the person did or did not act in good faith and in a manner which he or she reasonably believed to be in the best interest of the Company and had reasonable cause to believe that his or her conduct was lawful.

4.11 **RECORDS**. The Members must keep the following at the Company's principal place of business or other location:

(a) A current list of the full name and the last known street address of each Member;

(b) Copies of the Company's formation documents, Operating Agreement, and all amendments;

(c) Copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years;

(d) Copies of the Company's financial statements, if any, for the three most recent years.

ARTICLE V

Compensation

5.1 **MANAGEMENT FEE**. Any Member rendering services to the Company is entitled to compensation equal to the value of the services. All Members must unanimously agree upon the value of the services.

5.2 **REIMBURSEMENT**. The Company will reimburse the Members for all direct out-of-pocket expenses incurred by them in managing the Company as unanimously agreed upon by all Members.

ARTICLE VI

Bookkeeping

6.1 **BOOKS**. The Members will maintain complete and accurate accounting of the Company's affairs at the Company's principal place of business or at another location agreed upon by the Members. The Members will choose the method of accounting for bookkeeping purposes. The Company's accounting period will be the calendar year.

6.2 **MEMBER'S ACCOUNTS**. The Members will maintain separate capital and distribution accounts for each Member. Each Member's capital account will be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and will consist of his or her initial capital contribution increased by:

(a) Any additional capital contribution made by the Member;

(b) Credit balances transferred from the Member's distribution account to his or her capital account;
and decreased by:

(a) Distributions to the Member in reduction of Company capital;

(b) The Member's share of Company losses if charged to his or her capital account.

6.3 **REPORTS**. The Members will close the books after the close of each calendar year, and must prepare and send to each Member a statement of that Member's distributive share of income and expenses for income tax reporting purposes.

ARTICLE VII
Transfers

7.1 **ASSIGNMENT**. If a Member proposes to sell, assign, or otherwise dispose of all or part of his or her interest in the Company, that Member must comply with the following procedures:

(a) The Member must first make a written offer to the other Member(s) which includes the price. At this point the exiting Member may not make this intention publicly known. The exiting Member may not make the intention to sell publicly known unless the other Members declined or failed to elect such interest within sixty (60) days of the offer. After 60 have passed, the exiting Member may advertise the sale of his or her membership interest as the Member desires.

(b) If a Member has a potential buyer of the member's interest, the other current Member(s) have first option to purchase the exiting Member's interest at the agreed purchase price. If there are more than one current remaining Members, those remaining Members may combine funds to purchase the exiting Member's interest. Current Members have 60 days to buy exiting Members' interest if they so desire. The exiting Member must show that any potential purchaser has full certified funds, or the ability to get full certified funds before the 60 day first right of refusal period starts.

(c) Current Members must unanimously approve the sale of an exiting Member's interest to grant full membership benefits and functionality to the new Member. If the current remaining Members do not unanimously approve the sale, the purchaser or assignee will have no right to participate in the management and affairs of the business or to exercise Member voting rights. The purchaser or assignee is only entitled to the share of the profits or other compensation and the return of contributions to which that Member would otherwise be entitled. The exiting Member must disclose to the potential buyer or assignee if current Members will not approve the sale.

7.2   **VALUATION OF EXITING MEMBERS INTEREST.** If a Member wants to exit the Company, and does not have a buyer of its membership interest, the exiting Member will assign his or her interest to the current Members according to the following procedures:
(a) A value must be placed upon this membership interest before assigned.

(b) If exiting Member and current Members do not agree on the value of this membership interest, the exiting Member must pay for a certified appraiser to appraise the company's value, and the exiting Members' interest will be assigned a value according to the exiting Members' percentage of ownership.

(c) The current Members must approve the certified appraiser used by exiting Member. Current Members have 30 days to approve the exiting Members certified appraiser. If current Members disapprove the certified appraiser, they must show evidence to support their disapproval of the certified appraiser as a vendor qualified to appraise the Company. Current Members may not stall the process by disapproving all certified appraisers.

(d) Upon completion of a certified appraiser placing a value on the Company, a value will be placed on exiting Members' interest according to exiting Members' percentage of membership interest.

(e) If the current Members disagree with the value placed on the exiting Member's interest, the current Member(s) must pay for a certified appraiser to value the Company and exiting Members' interest according to the same terms described in this section.

(f) The current Members' appraisal must be completed within 60 days of the initial appraisal or the right of current Members to dispute the value of the exiting Member's interest expires.

(g) Upon completion of the current Members' appraisal, the exiting Member must approve the value placed on his or her interest. Exiting Member has 30 days to approve this value.

(h) If exiting Member does not approve the current Members' appraised value, the value of the Company will be determined by adding both parties' proposed values, then dividing that figure in half, creating the value of the exiting Member's interest.

7.3   **DISTRIBUTION OF EXITING MEMBERS INTEREST.** Upon determination of exiting Member's interest value, the value will be a debt of the Company. The exiting Member may (1) demand payment of this debt upon dissolution of the Company; or (2) he or she may receive payment by the following method:

(a) The Company will make timely payments.

(b) The Company will only be required to make payments towards exiting Members' debt if the Company is profitable and passed income to current Members. The Company must make a debt payment to the exiting Member if the Company's income surpassed 50% of the total determined value of the exiting Members' interest in one taxable year. (Example: If exiting Members' value was $100,000 and current Member(s) received over $50,000 taxable income in the taxable year, the Company would owe a debt payment to exiting Member. If current Member(s) only received $40,000 in passed income, there would be no payment due.)

(c) The debt payment must be at least 10% of the value of the income passed to current Company Members.

(e) The Company must make a payment to exiting Member within 60 days of the end of the taxable year for the Company.

(f) Payment schedule will continue until exiting Member's debt is paid by Company.

(g) If the Company dissolves, the exiting Member will be a regular debtor and payment will follow the applicable limited liability company dissolution statutes.

(h) The exiting Members' membership interest as assigned to current Members may NOT accrue interest.

(i) The Company may pay off the amount owed to an exiting Member at any time.

ARTICLE VIII
Bank Account

Account Holder: _____

Bank:

8.1 **Financial Institution Designation.** The financial institution named above is designated as a depository for the funds of this Company, which may be withdrawn on checks, drafts, advices of debit, notes, or other orders for the payment bearing the signature of an authorized Member or employee of this Company as listed below:

X_____

                ,   of

X_____

                 ,   of

8.2 **Terms of Financial Agreement**. The financial institution will accept and pay on, without further inquiry, any checks or debits drawn against any of the Company's accounts. The checks or debits will be honored by the financial institution whether the item has been drawn or endorsed to the order of any authorized officer or employee signing; tendered by the authorized officer or employee for the purpose of cashing or payment; or for deposit to the officer's or employee's personal account. The financial institution will not be required to inquire as to the use of any check or debit signed in accordance with the requirements contained herein.

8.3 **Terms of Endorsement.** Any of the Company's authorized Members may execute all checks, drafts, notes and other items payable to or owned by the Company for deposit with the financial institution. The Members are also authorized to endorse any items for collection or discount by the financial institution and to accept drafts and other items payable at the financial institution.

8.4 **Authorized Member/Manager Abilities.** The authorized Members may execute other agreements, including, but not limited to, special depository agreements and arrangements concerning the manner, condition, and/or purposes for which the Company's funds, checks, debits, or items may be deposited, collected, or withdrawn. These other agreements or arrangements may not include terms which are contrary to the provisions in this article.

8.5 **Financial Institution Indemnity.** The power granted to the Company's Members will remain in full force and effect until written notice has been delivered and received by the financial institution at each location where an account is maintained. The financial institution will be indemnified and held harmless from any losses suffered or liabilities incurred by continuing to act in accordance with these provisions.

By signing this agreement the Members agree that the persons named above occupy the stated positions corresponding to their signatures and to all of the above provisions.

ARTICLE IX
Dissolution

9.1 **DISSOLUTION.** The Members may dissolve the LLC at any time. The Members may NOT dissolve the LLC for a loss of membership interests. Upon dissolution the LLC must pay its debts before distributing cash, assets, and/or initial capital to the Members or the Members' interests. The dissolution may only be ordered by the Members, not by the owner of the Members' interests.

CERTIFICATION OF MEMBERS

The undersigned hereby agree, acknowledge and certify to adopt this Operating Agreement.

Signed this __27th__ day of __July_____ , 20__18__ .



_____
Signature
Chief Executive Member __50__ Percent

Duties:

Joanne Bowman
_____
Printed Name

3659 Russell Ave
_____ Address
Cincinnati OH 45208



_____
Signature
Member __50__ Percent

Duties:

Michael Shields
_____
Printed Name

1480 Taramore Drive.
_____ Address
Florence, KY 41042.

_____
Signature
Member _____ Percent

Duties:

None
_____
Printed Name

_____ Address

_____
Signature
Member _____ Percent

Duties:

None
_____
Printed Name

_____ Address

_____
Signature
Member _____ Percent

Duties:

None
_____
Printed Name

_____ Address

Operating Agreement - 12